Exhibit 99.2

Information Regarding the Existing Fleet of Global Ship Lease

Global Ship Lease, Inc. has received valuations of its existing fleet of 17 containerships that show that the simple aggregate of the individual charter-free and with-charter values of such vessels, as at October 31, 2013, were $350.9 million and $648.0 million, respectively.